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                               UNITED STATES

                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549

                                 FORM 11-K


(Mark One)

[ x ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

       For the fiscal year ended December 31, 1999

                                    OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

       For the transition period from ________ to _______

Commission file number 333-60999


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                Airgas, Inc. 1998 Employee Stock Purchase Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  Airgas, Inc.
                          259 North Radnor-Chester Road
                                    Suite 100
                             Radnor, PA  19087-5283










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                               AIRGAS, INC.

                     1998 EMPLOYEE STOCK PURCHASE PLAN

                        ANNUAL REPORT ON FORM 11-K

                             December 31, 1999

                                   INDEX



                                                                     PAGE

 Independent Auditors' Report  .......................................3

AUDITED FINANCIAL STATEMENTS

 Statements of Financial Position as of December 31, 1999 and 1998....4

 Statements of Changes in Participants' Equity for the year ended
 December 31, 1999 and the period from August 5, 1998 (inception) to
 December 31, 1998....................................................5

 Notes to Financial Statements .......................................6


SIGNATURES............................................................8

EXHIBIT INDEX

 Consent of Independent Auditors .....................................9

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INDEPENDENT AUDITORS' REPORT



To the Nominating and Compensation Committee of the Airgas, Inc. Board of Directors:


We have audited the accompanying statements of financial position of the Airgas, Inc. 1998 Employee Stock Purchase Plan (the "Plan") as of December 31, 1999 and 1998 and the related statements of changes in participants' equity for the year ended December 31, 1999 and the period from August 5, 1998 (inception) to December 31, 1998. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 1999 and 1998 and the changes in its participants' equity for the year ended December 31, 1999 and the period from August 5, 1998 (inception) to December 31, 1998, in conformity with generally accepted accounting principles.


KPMG LLP


Philadelphia, Pennsylvania
March 6, 2000






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



                               AIRGAS, INC.
                     1998 EMPLOYEE STOCK PURCHASE PLAN

                     STATEMENTS OF FINANCIAL POSITION

                        December 31, 1999 and 1998


ASSETS                                                             1999       1998
Participants' payroll deductions receivable from Airgas, Inc.      $30,954    $265,263


PARTICIPANTS' EQUITY

Participants' Equity                                               $30,954    $265,263



The accompanying notes are an integral part of these financial statements.







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
                               AIRGAS, INC.
                     1998 EMPLOYEE STOCK PURCHASE PLAN

               STATEMENTS OF CHANGES IN PARTICIPANTS' EQUITY


                                                              The period from
                                                              August 5, 1998
                                               Year ended     (inception) to
                                               December 31,   December 31,
Increase (decrease) during period:                1999            1998

  Participants' payroll deductions             $ 5,562,815    $   265,263

  Cost of 808,642 shares of common stock of
   Airgas, Inc. issued to participants under
   the terms of the Plan (including $41,129
   in cash distributed for fractional shares)   (5,797,124)            --

Net change in participants' equity                (234,309)       265,263

Balance at beginning of period                     265,263             --

Balance at end of year                         $    30,954    $   265,263


The accompanying notes are an integral part of these financial statements.









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                                 AIRGAS, INC.
                     1998 EMPLOYEE STOCK PURCHASE PLAN

                        NOTES TO FINANCIAL STATEMENTS

                          December 31, 1999 and 1998


(1)  Description of the Plan

The following description of the Airgas, Inc. 1998 Employee Stock Purchase Plan (the "Plan") provides general information only. Participants should refer to the Plan prospectus for more complete information.

General

The purpose of the Plan is to encourage and assist employees of Airgas, Inc. and its subsidiaries (the "Company"), by giving them the opportunity to acquire an equity interest in the Company through the purchase of shares of the Company's Common Stock at a discount. Generally, employees may elect to have up to 15% of their annual gross compensation (including base salary, commissions and overtime) withheld to purchase the Company's Common Stock at 85 percent of its market value. Market value under the Plan is either the closing market price of the Common Stock as of the employees' enrollment date in the Plan or the closing market price on the quarterly purchase date, whichever is lower. Employees lock-in a purchase price under the Plan for up to 27 months. The Plan was adopted by the Board of Directors in May 1998 and was approved by the stockholders of the Company in August 1998. A maximum of three million (3,000,000) shares of Common Stock may be purchased under the Plan. From the Plan's inception (August 5, 1998) to December 31, 1999, 808,642 shares were issued under the Plan.

The Plan is accounted for on the accrual basis of accounting. Purchases and sales of shares of Company Common Stock are recorded on a trade date basis.

(2)  Purchase and Distribution of Shares

Purchases are made by the Plan quarterly. Shares purchased are deposited into individual brokerage firm accounts maintained for the participants. The Common Stock is purchased at a price equal to the lower of: the closing price of the Common Stock on the New York Stock Exchange on the participant's enrollment date, multiplied by the discount percentage; or the closing price of the Common Stock on the New York Stock Exchange on the purchase date, multiplied by the discount percentage.

(3)  Participants' Payroll Deductions

At December 31, 1999, participants' payroll deductions receivable from Airgas, Inc. represents deductions which were less than the cost of one share of common stock and were carried forward for use in purchasing shares on the next quarterly purchase date.

At December 31, 1998, participants' payroll deductions receivable from Airgas, Inc. represents deductions retained by the Company, for contribution to the Plan to purchase shares on behalf of the participants on the Plan's first quarterly purchase date in March 1999.

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                               AIRGAS, INC.
                      1998 EMPLOYEE STOCK PURCHASE PLAN

                  NOTES TO FINANCIAL STATEMENTS (continued)


(4)  Administrative Expenses of the Plan

All administrative expenses of the Plan are paid by the Company. Any brokerage fees for the purchase of shares on behalf of Plan Participants are paid by the Company, but brokerage fees for the resale of shares by Participants are paid by the Participants.

(5)  Federal Income Tax

The Plan is intended to qualify as an "employee stock purchase plan" under
Section 421 and Section 423 of the Internal Revenue Code of 1986, as amended. Under existing federal income tax laws, the Plan is not subject to federal income tax. When any shares of stock are sold by a participant, any gain or loss must be recognized by that participant.


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                                SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              1998 EMPLOYEE STOCK PURCHASE PLAN
                                        (Name of Plan)


                              BY:  Nominating and Compensation Committee
                                   of the Airgas, Inc. Board of Directors
                                   as Plan Administrator


                                   /s/ W. Thacher Brown
                                   _______________________________
                                   W. Thacher Brown


                                   /s/ Lee M. Thomas
                                   _______________________________
                                   Lee M. Thomas


                                   /s/ Robert L. Yohe
                                   _______________________________
                                   Robert L. Yohe








DATED: March 27, 2000




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                               EXHIBIT INDEX


Exhibit

   23          Consent of KPMG LLP